

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 08, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Stuart Spence
Chief Financial Officer
McDermott International Inc.
757 N. Eldridge PKWY
Houston, Texas 77079

      Re: McDermott International Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 21, 2017
             File No. 1-8430

Dear Mr. Spence:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O' Brien
                    Accounting Branch Chief
                    Office of Manufacturing and
                    Construction